SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 23, 2004

                           Commission File No. 1-14838
                               _________________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                               _________________

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated June 15, 2004 announcing the results of the public offer for its notes; a press release dated June 17, 2004 announcing the resignation of Mr. Pierre-Gilles de Gennes from the board of directors; and a press release dated June 22, 2004 announcing that Rhodia has signed a definitive agreement to sell its European specialty phosphates business.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)


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                                                                   PRESS RELEASE



                              RHODIA ANNOUNCES THE
                    RESULTS OF THE PUBLIC OFFER FOR ITS NOTES
                    (EUR 500,000,000 6.25% EMTN DUE MAY 2005)


Paris, June 15, 2004 - On June 11, 2004, Rhodia closed the public offer for its notes (EUR 500,000,000 6.25% EMTN due May 2005). At the closing of the offer, the principal value of the notes repurchased by Rhodia amounted to 451,305,000 euros, representing more than 90% of the total principal amount of outstanding notes at the time of the offer.
The settlement and delivery for the offer occured June 15, 2004.



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                                                                   PRESS RELEASE


Paris, June 17, 2004 - At its meeting held today, Rhodia's Board of Directors noted that Pierre-Gilles de Gennes, professor at the College de France, has resigned from his position as a member of the Board on which he has served since 1999.

A successor will be coopted at the next Board meeting on July 28 when the Board will meet to review the Group's second quarter 2004 results.


                                                                   PRESS RELEASE


                 RHODIA SELLS ITS EUROPEAN SPECIALTY PHOSPHATES
                       BUSINESS TO THERMPHOS INTERNATIONAL


Paris, June 22, 2004 -- Following the exclusive agreement signed with Thermphos International on April 22, Rhodia today announced the signing of a definitive agreement for the sale of its European specialty phosphates business.

This business employs 270 people and generated net sales of 75 million euros in 2003. It produces and sells specialty phosphates for use in a wide variety of applications, including food, pharmaceuticals, cleaning agents, water and metal treatment, horticulture and textiles.

The agreement is expected to be finalized before the end of this month.

The transaction is part of the approximately 880 million euros that Rhodia expects to achieve from divestitures in 2004.


This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.


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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 23, 2004                             RHODIA

                                                By: /s/ PIERRE PROT
                                                    ---------------
                                                Name: Pierre PROT
                                                Title: Chief Financial Officer


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